UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

 (Amendment No.   )*

VIEWLOCITY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87160X100

(CUSIP Number)

November 15, 2002

(Date of Event which Requires Filing of this Statement)

                     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

                     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 87160X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SOFTBANK Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 306,054
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 306,054
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

Page 2 of 8 pages

CUSIP No. 87160X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SB Capital Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 306,054
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 306,054
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

Page 3 of 8 pages

Item 1(a)	Name of Issuer: Viewlocity, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 3475 Piedmont Road, Suite 1700 Atlanta, Georgia 30305
Item 2(a)	Name of Person Filing: SOFTBANK Capital Partners LLC ("SB CP LLC") SB Capital Managers LLC ("SB CM LLC")
Item 2(b)	Address of Principal Business Office or, if none, Residence: For SB CP LLC: 1188 Centre Street Newton Center, Massachusetts 02459 For SB CM LLC: 300 Delaware Ave., Suite 909 Wilmington, Delaware 19801
Item 2(c)	Citizenship: For SB CP LLC and SB CM LLC: Delaware
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 87160X100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

                     Each of SOFTBANK Capital Partners LP (“SB Capital Partners”), a Delaware limited partnership, SOFTBANK Capital LP (“SB Capital”), a Delaware limited partnership, and SOFTBANK Capital Advisors Fund LP (“Advisors Fund”), a Delaware limited partnership, is an investment fund managed by its sole general partner, SB CP LLC; accordingly, securities owned by SB Capital Partners, SB Capital or Advisors Fund may be regarded as being beneficially owned by SB CP LLC. Pursuant to the Limited Liability Company Agreement of SB CP LLC, all investment decisions on behalf of SB CP LLC must be approved by SB CM LLC; accordingly, securities beneficially owned by SB CP LLC may be regarded as being beneficially owned by SB CM LLC.

                     The percentages of the outstanding shares of Common Stock (“Common Stock”) of Viewlocity, Inc. (the “Company”) reported herein as beneficially owned by SB CP LLC and SB CM LLC are based upon 5,893,654 shares of Common Stock reported by the Company as outstanding as of March 7, 2003 in its annual report on Form 10-K filed on March 20, 2003 for the year ended December 31, 2002.

                     As of the date of the filing of this statement, (i) SB Capital Partners beneficially owns 153,022 shares of Common Stock, (ii) SB Capital beneficially owns 150,391 shares of Common Stock and (iii) Advisors Fund beneficially owns 2,641 shares of Common Stock. SB CP LLC and SB CM LLC may be deemed to beneficially own, through SB Capital Partners, SB Capital and Advisors Fund, 306,054 shares of Common Stock, or 5.2% of the outstanding shares of Common Stock.

                     Each of SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC and SB CM LLC disclaims beneficial ownership of shares of Common Stock owned by any other person or entity except to the extent of their respective pecuniary interests, if any, therein.

                     (a)  Amount beneficially owned:

SB CP LLC and SB CM LLC: 306,054 shares

                     (b)  Percent of class:

SB CP LLC and SB CM LLC: 5.2%

                     (c)  Number of shares as to which the person has:

Page 5 of 8 Pages

(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote:

SB CP LLC and SB CM LLC: 306,054 shares

(iii)	Sole power to dispose or to direct the disposition of:

-0-

(iv)	Shared power to dispose or to direct the disposition of:

SB CP LLC and SB CM LLC: 306,054 shares

Item 5.	Ownership of Five Percent or Less of a Class.

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                     N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                     See Item 4.

Item 8.	Identification and Classification of Members of the Group.

                     N/A

Item 9.	Notice of Dissolution of Group.

                     N/A

Item 10.	Certification.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

                     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

April 28, 2003

SOFTBANK CAPITAL PARTNERS LLC
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher Managing Member

SB CAPITAL MANAGERS LLC
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher Manager and Investment Manager

Page 7 of 8 pages

Exhibit Index

Exhibit A	Agreement of Joint Filing, dated as of April 28, 2003, between SB CP LLC and SB CM LLC.

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